GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2007 NOV -7 A 2:39

November 1, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of September 30,2007 and 2006 for GRUPO CARSO, S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

07027845

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

3

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

dlw 11/8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	90,538,665	100	94,278,917	100
s02	CURRENT ASSETS	46,080,286	51	50,095,772	53
s03	CASH AND SHORT-TERM INVESTMENTS	7,025,016	8	12,153,604	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,643,339	21	17,829,093	19
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,645,612	2	838,660	1
s06	INVENTORIES	18,000,500	20	18,308,554	19
s07	OTHER CURRENT ASSETS	765,819	1	965,861	1
s08	LONG-TERM	4,733,212	5	4,675,093	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	46,409	0	50,664	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,884,207	4	3,788,861	4
s11	OTHER INVESTMENTS	802,596	1	835,568	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	38,827,561	43	38,703,165	41
s13	LAND AND BUILDINGS	33,502,807	37	33,121,684	35
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	35,473,139	39	37,113,351	39
s15	OTHER EQUIPMENT	6,263,749	7	6,303,511	7
s16	ACCUMULATED DEPRECIATION	39,324,334	43	39,139,936	42
s17	CONSTRUCTION IN PROGRESS	2,912,200	3	1,304,555	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	321,552	0	339,284	0
s19	OTHER ASSETS	576,054	1	465,603	0
s20	TOTAL LIABILITIES	38,066,041	100	38,892,536	100
s21	CURRENT LIABILITIES	20,418,874	54	17,996,040	46
s22	SUPPLIERS	5,514,061	14	5,037,821	13
s23	BANK LOANS	5,141,360	14	2,841,423	7
s24	STOCK MARKET LOANS	1,060,661	3	991,040	3
s103	OTHER LOANS WITH COST	11,420	0	34,619	0
s25	TAXES PAYABLE	2,036,741	5	2,116,013	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	6,654,631	17	6,975,124	18
s27	LONG-TERM LIABILITIES	9,591,873	25	12,474,775	32
s28	BANK LOANS	8,591,873	23	10,060,180	26
s29	STOCK MARKET LOANS	1,000,000	3	2,347,200	6
s30	OTHER LOANS WITH COST	0	0	67,395	0
s31	DEFERRED LIABILITIES	4,671	0	151	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,050,623	21	8,421,570	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	52,472,624	100	55,386,381	100
s34	MINORITY INTEREST	8,070,096	15	10,524,052	19
s35	MAJORITY INTEREST	44,402,528	85	44,862,329	81
s36	CONTRIBUTED CAPITAL	8,666,001	17	8,666,705	16
s79	CAPITAL STOCK	6,520,225	12	6,520,929	12
s39	PREMIUM ON ISSUANCE OF SHARES	2,145,776	4	2,145,776	4
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	35,736,527	68	36,195,624	65
s42	RETAINED EARNINGS AND CAPITAL RESERVES	77,896,779	148	77,530,476	140
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(42,160,252)	(80)	(41,334,852)	(75)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	7,025,016	100	12,153,604	100
s46	CASH	1,052,071	15	1,267,225	10
s47	SHORT-TERM INVESTMENTS	5,972,945	85	10,886,379	90
s07	OTHER CURRENT ASSETS	765,819	100	965,861	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	287,450	38	634,350	66
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	478,369	62	331,511	34
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	321,552	100	339,284	100
s48	DEFERRED EXPENSES (NET)	228,484	71	254,516	75
s49	GOODWILL	78,699	24	78,699	23
s51	OTHER	14,369	4	6,069	2
s19	OTHER ASSETS	576,054	100	465,603	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	429,646	75	398,850	86
s85	DERIVATIVE FINANCIAL INSTRUMENTS	4,522	1	7,019	2
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	141,886	25	59,734	13
s21	CURRENT LIABILITIES	20,418,874	100	17,996,040	100
s52	FOREIGN CURRENCY LIABILITIES	3,329,967	16	2,703,361	15
s53	MEXICAN PESOS LIABILITIES	17,088,907	84	15,292,679	85
s26	OTHER CURRENT LIABILITIES WITHOUT COST	6,654,631	100	6,975,124	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	398,928	6	304,883	4
s89	INTEREST LIABILITIES	45,667	1	67,884	1
s68	PROVISIONS	2,713,311	41	2,593,441	37
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,496,725	53	4,008,916	57
s27	LONG-TERM LIABILITIES	9,591,873	100	12,474,775	100
s59	FOREIGN CURRENCY LIABILITIES	8,137,107	85	9,997,108	80
s60	MEXICAN PESOS LIABILITIES	1,454,766	15	2,477,667	20
s31	DEFERRED LIABILITIES	4,671	100	151	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	4,671	100	151	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,050,623	100	8,421,570	100
s66	DEFERRED TAXES	7,904,280	98	8,232,633	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	146,343	2	188,937	2
s79	CAPITAL STOCK	6,520,225	100	6,520,929	100
s37	CAPITAL STOCK (NOMINAL)	900,439	14	901,428	14
s38	RESTATEMENT OF CAPITAL STOCK	5,619,786	86	5,619,501	86

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	77,896,779	100	77,530,476	100
s93	LEGAL RESERVE	381,635	0	381,635	0
s43	RESERVE FOR REPURCHASE OF SHARES	3,267,447	4	3,511,988	5
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	68,059,604	87	67,580,255	87
s45	NET INCOME FOR THE YEAR	6,188,093	8	6,056,598	8
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(42,160,252)	100	(41,334,852)	100
s70	ACCUMULATED MONETARY RESULT	271,476	(1)	271,476	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(35,638,830)	85	(34,667,475)	84
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	12,378	0	14,185	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(6,571)	0	27,826	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,882,462)	16	(7,002,301)	17
s99	LABOR OBLIGATION ADJUSTMENT	(8,048)	0	(15,993)	0
s100	OTHER	91,805	0	37,430	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	25,661,412	32,099,732
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,015	1,013
s75	EMPLOYEES (*)	54,312	53,116
s76	WORKERS (*)	23,384	24,528
s77	OUTSTANDING SHARES (*)	2,336,125,900	2,338,690,900
s78	REPURCHASED SHARES (*)	408,874,100	406,309,100
s101	RESTRICTED CASH	782,427	1,183,564
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	23,600

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	67,493,067	100	67,747,368	100
r02	COST OF SALES	50,686,112	75	50,257,494	74
r03	GROSS PROFIT	16,806,955	25	17,489,874	26
r04	GENERAL EXPENSES	8,272,496	12	8,191,942	12
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	8,534,459	13	9,297,932	14
r08	OTHER INCOME AND (EXPENSE), NET	(115,831)	0	(123,537)	0
r06	COMPREHENSIVE FINANCING RESULT	(554,146)	(1)	(965,570)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,374,759	2	1,381,993	2
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	9,239,241	14	9,590,818	14
r10	INCOME TAXES	2,062,006	3	2,212,283	3
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	7,177,235	11	7,378,535	11
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	7,177,235	11	7,378,535	11
r19	NET INCOME OF MINORITY INTEREST	989,142	1	1,321,937	2
r20	NET INCOME OF MAJORITY INTEREST	6,188,093	9	6,056,598	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	67,493,067	100	67,747,368	100
r21	DOMESTIC	58,124,925	86	59,589,064	88
r22	FOREIGN	9,368,142	14	8,158,304	12
r23	TRANSLATED INTO DOLLARS (***)	840,661	1	707,414	1
r08	OTHER INCOME AND (EXPENSE), NET	(115,831)	100	(123,537)	100
r49	OTHER INCOME AND (EXPENSE), NET	284,143	(245)	261,853	(212)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	406,007	(351)	433,359	(351)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(6,033)	5	(47,969)	39
r06	COMPREHENSIVE FINANCING RESULT	(554,146)	100	(965,570)	100
r24	INTEREST EXPENSE	2,578,813	(465)	2,610,546	(270)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	158	0	175	0
r26	INTEREST INCOME	1,796,835	(324)	1,661,829	(172)
r46	OTHER FINANCIAL PRODUCTS	2,520	0	11,471	(1)
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	135,013	(24)	(109,876)	11
r28	RESULT FROM MONETARY POSITION	90,457	(16)	81,727	(8)
r10	INCOME TAXES	2,062,006	100	2,212,283	100
r32	INCOME TAX	2,119,393	103	2,585,138	117
r33	DEFERRED INCOME TAX	(57,387)	(3)	(372,855)	(17)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	67,493,068	67,747,369
r37	TAX RESULT FOR THE YEAR	6,429,870	7,435,853
r38	NET SALES (**)	94,220,472	91,209,439
r39	OPERATING INCOME (**)	12,581,794	12,430,735
r40	NET INCOME OF MAJORITY INTEREST (**)	8,050,982	10,463,391
r41	NET CONSOLIDATED INCOME (**)	9,458,496	12,233,956
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,949,918	1,881,746

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	23,927,623	100	23,520,200	100
rt02	COST OF SALES	18,087,820	76	17,390,802	74
rt03	GROSS PROFIT	5,839,803	24	6,129,398	26
rt04	GENERAL EXPENSES	2,800,780	12	2,832,374	12
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	3,039,023	13	3,297,024	14
rt08	OTHER INCOME AND (EXPENSE), NET	(19,209)	0	(181,509)	(1)
rt06	COMPREHENSIVE FINANCING RESULT	(133,011)	(1)	(735,130)	(3)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	534,700	2	486,419	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,421,503	14	2,866,804	12
rt10	INCOME TAXES	676,820	3	728,327	3
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,744,683	11	2,138,477	9
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,744,683	11	2,138,477	9
rt19	NET INCOME OF MINORITY INTEREST	333,698	1	434,907	2
rt20	NET INCOME OF MAJORITY INTEREST	2,410,985	10	1,703,570	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO — QUARTER: 3 — YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	23,927,623	100	23,520,200	100
r21	DOMESTIC	20,547,665	86	20,451,678	87
r22	FOREIGN	3,379,958	14	3,068,522	13
r23	TRANSLATED INTO DOLLARS (***)	303,605	1	269,693	1
r08	OTHER INCOME AND (EXPENSE), NET	(19,209)	100	(181,509)	100
r49	OTHER INCOME AND(EXPENSE), NET	107,443	(559)	(60,471)	33
r34	EMPLOYEES' PROFIT SHARING EXPENSES	129,400	(674)	107,362	(59)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(2,748)	14	13,676	(8)
r06	COMPREHENSIVE FINANCING RESULT	(133,011)	100	(735,130)	100
r24	INTEREST EXPENSE	519,730	(391)	1,011,251	(138)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	127	0	2	0
r26	INTEREST INCOME	281,804	(212)	208,164	(28)
r46	OTHER FINANCIAL PRODUCTS	746	(1)	3,352	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	83,790	(63)	39,992	(5)
r28	RESULT FROM MONETARY POSITION	20,506	(15)	24,615	(3)
r10	INCOME TAXES	676,820	100	728,327	100
r32	INCOME TAX	642,318	95	775,531	106
r33	DEFERRED INCOME TAX	34,502	5	(47,204)	(6)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	667,852	637,090

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	7,177,235	7,378,535
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	434,408	(33,603)
c03	RESOURCES FROM NET INCOME FOR THE YEAR	7,611,643	7,344,932
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,536,643)	(2,685,780)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,075,000	4,659,152
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,664,518)	1,654,184
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,927,278)	(1,796,891)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(4,591,796)	(142,707)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,878,775)	(1,489,880)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,395,571)	3,026,565
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,420,587	9,127,039
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	7,025,016	12,153,604

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO

QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	434,408	(33,603)
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,949,918	1,881,746
c41	+ (-) OTHER ITEMS	(1,515,510)	(1,915,349)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(4,536,643)	(2,685,780)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(636,164)	(1,745,131)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(409,818)	(176,233)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,175,367)	(215,706)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(671,875)	(2,126,598)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,643,419)	1,577,888
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(2,664,518)	1,654,184
c23	+ BANK FINANCING	(2,993,715)	1,390,131
c24	+ STOCK MARKET FINANCING	(1,060,709)	(548,259)
c25	+ DIVIDEND RECEIVED	1,472,777	1,211,596
c26	+ OTHER FINANCING	(82,871)	(399,284)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,927,278)	(1,796,891)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(989)	(10,393)
c31	(-) DIVIDENDS PAID	(1,826,778)	(1,104,882)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(99,511)	(681,616)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,878,775)	(1,489,880)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	735,556	642,272
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,193,046)	(1,773,628)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,525,538)	(39,115)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	53,102	79,138
c39	+ (-) OTHER ITEMS	51,151	(398,547)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 3 YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.44		$	4.45	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.05		$	5.19	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	(0.01)	
d08	CARRYNG VALUE PER SHARE	$	19.01		$	19.18	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.51		$	0.32	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.21	times		1.74	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.19	times		7.48	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 3 | YEAR: 2007

GRUPO CARSO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	10.63	%	10.89	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.13	%	23.32	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.44	%	12.97	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	14.96	%	8.08	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.26	%	1.10	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.04	times	0.96	times
p07	NET SALES TO FIXED ASSETS (**)	2.42	times	2.35	times
p08	INVENTORIES TURNOVER (**)	3.91	times	3.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	64.85	days	61.78	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	22.66	%	22.05	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.04	%	41.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.72	times	0.70	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	30.12	%	32.65	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	24.70	%	32.23	%
p15	OPERATING INCOME TO INTEREST PAID	3.30	times	3.56	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.47	times	2.34	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.25	times	2.78	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.37	times	1.76	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.21	times	1.28	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	34.40	%	67.53	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	11.27	%	10.84	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.72)	%	(3.96)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.19	times	1.78	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	58.02	%	(1,159.14)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	41.97	%	1,259.14	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	63.50	%	119.04	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	17	2,336,125,900	0	2,336,125,900	0	900,439	0
TOTAL			2,336,125,900	0	2,336,125,900	0	900,439	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,336,125,900

NOTES

END